UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 8, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioCryst Pharmaceuticals, Inc.
File No. 0-23186 - CF#20339

       BioCryst Pharmaceuticals, Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on May 10, 2007.

       Based on representations by BioCryst Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.4   through February 28, 2017

       For the Commission, by the Division of Corporation Finance, by delegated authority:

Christian Windsor
Special Counsel